



Mira Zaki Photography LLC
Small Business Bond™

Bond Terms:

Bond Yield: 7.5%
Target Raise Amount: $75,000
Offering End Date: Jan 18, 2022

Repayment Period: 3 years (36 months)
Minimum Raise Amount: $25,000

Company Details:

Name: Mira Zaki Photography LLC
Founded: 2007
Address: 250 W 50th St, #35H
New York, NY 10019

Industry: Photography
Employees: 1
Website: https://www.mirazaki.com/index

Use of Funds Allocation:

If the maximum raise is met:
(66.50%) $49,875 – Working capital and debt refinancing
(30.00%) $22,500 – Purchase of equipment
(3.50%) $2,625 – SMBX's capital raise fee

Social:

Facebook: 1.6k followers
Twitter: 1.7k followers
Instagram: 1.5k followers





Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	-$424	$371
Cash & Cash Equivalents	-$424	$371
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$4,886	$4,649
Revenues / Sales	$29,125	$5,421
Cost of Goods Sold	$3,272	$3,497
Taxes & licenses	$0	$0
Net Income	$1,435	-$12,732

About:

Mira Zaki Photography LLC (NAICS 541921) is a Manhattan-based photographer, author, and intuitive empath. Born into an Egyptian-American family, Mira has a deep appreciation for global travel and seeking out multicultural experiences. A natural storyteller at heart, she is committed to making a positive impact with her work.

Mira has over 20 years of experience in photography. At 8 years old, she picked up a camera for the first time and was completely enamored. She immediately fell in love with the experience of expressing herself and interpreting the world around her through her photos. Throughout her career, she has taken on commercial, advertising, editorial, television, magazines, newspapers, book publishing and print projects.

Mira's experience and keen ability to capture the essence of the moment provides her clients with photographs that stand out and will last a lifetime. She brings expertise, creativity, and thoughtfulness to all of her photoshoots, and her commitment to making a positive impact in the world has shaped and informed her powerful visual storytelling. Her clients and publications include top names in the industry: The New York Times, Tesla, Food Network, The New York Times T-Magazine, Travel+ Leisure, The Travel Channel, Cosmopolitan, Vanity Fair, CNN.com, and more.

For more information, contact our Customer Support Team at support@thesmbx.com

